UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
 (Amendment No. 5)
LiveWire Mobile, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

53837P102
(CUSIP Number)

Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
June 22, 2009
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A5

CUSIP No.	53837P102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		9,136,512

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,136,512

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,136,512

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14	TYPE OF REPORTING PERSON

IN

Amendment No. 5
     This constitutes Amendment No. 5 (this “Amendment No. 5”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated December 1, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of LiveWire Mobile, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was approximately $6,315,177.00.
Item 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purpose of this Amendment is to report that, since the filing of Amendment No. 4 to the Statement, dated May 20, 2009, a material change occurred in the percentage of shares of Common Stock beneficially owned by Ms. Singer.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 9,136,512 shares of Common Stock of the Issuer as trustee of the Trust, comprising approximately 19.9% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transaction in shares of Common Stock of the Issuer on the open market since the filing of Amendment No. 4:

		No. of
		Shares
Transaction	Trade date	Purchased	Price/share
Purchase	5/27/2009	21,700	$0.125
Purchase	5/28/2009	60,156	$0.1245
Purchase	5/29/2009	25,000	$0.125
Purchase	6/4/2009	53,000	$0.1248
Purchase	6/10/2009	25,000	$0.125
Purchase	6/16/2009	36,000	$0.125
Purchase	6/18/2009	12,500	$0.125
Purchase	6/19/2009	210,000	$0.1238
Purchase	6/22/2009	30,000	$0.109
Purchase	6/25/2009	427,500	$0.12
Purchase	6/26/2009	40,000	$0.12
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: June 29, 2009

/s/ Karen Singer
Karen Singer